GOLDEN GOLIATH RESOURCES LTD.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated September 22, 2006 with regards to Registration Statement on Form 20-F/A#2 filed on April 19, 2006.

Comment Number	Page	Response
1		Comment Noted

2	81, 101	The disclosure regarding the adoption of SFAS 123(R) has been added.

3	37-38	Specific disclosures of critical accounting policies and assumptions that may impact our reporting has been added to the text.

4		The updated US GAAP reconciliations were added to the financial statements for the prior filing.

5		The financial statements are paginated with the remainder of the document.

6		The auditor report was revised and the required reconciliation notes included in the prior amendment.

7

We are not aware of any accounting literature that describes the required accounting for an extension in the term of warrants attached to a unit offering private placement. We do not consider the extension of the term to have a compensatory effect. Accordingly, no accounting entry has been made.

/s/ J. Paul Sorbara
J. Paul Sorbara, President and Director